Precision Drilling Trust
MANAGEMENT’S REPORT TO THE UNITHOLDERS
The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (“GAAP”) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.
Management has prepared Management’s Discussion and Analysis (“MD&A”). The MD&A is based upon Precision Drilling Trust’s (the “Trust”) financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2009 to December 31, 2008 and the years ended December 31, 2008 to December 31, 2007. Note 21 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.
Management is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting and is supported by an internal audit function who conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with direction from our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2009. Also management determined that there were no material weaknesses in the Trust’s internal control over financial reporting as of December 31, 2009.
KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of unitholders at the Trust’s most recent annual meeting, to audit the consolidated financial statements and provide an independent professional opinion. KPMG LLP completed an audit of the design and effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009, as stated in their report included herein and expressed an unqualified opinion on design and effectiveness of internal control over financial reporting as of December 31, 2009.
The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Trust, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Trust’s internal controls. The external auditors have unrestricted access to the Audit Committee to discuss their audit and related matters. The consolidated financial statements have been approved by the Board of Trustees on the recommendation of the Board of Directors of Precision Drilling Corporation and its Audit Committee.

Kevin A. Neveu	Doug J. Strong
Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation,	Precision Drilling Corporation,
Administrator to Precision Drilling Trust	Administrator to Precision Drilling Trust

March 10, 2010	March 10, 2010
PRECISION DRILLING TRUST 2009 ANNUAL REPORT      49

Precision Drilling Trust
AUDITORS’ REPORT TO THE UNITHOLDERS
To the Unitholders of Precision Drilling Trust
We have audited the consolidated balance sheets of Precision Drilling Trust (the “Trust”) as at December 31, 2009 and 2008 and the consolidated statements of earnings and retained earnings (deficit), comprehensive income (loss) and cash flow for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010, expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.
Chartered Accountants
Calgary, Alberta
March 10, 2010
50     CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Precision Drilling Corporation, as Administrator of Precision Drilling Trust and the Unitholders of Precision Drilling Trust
We have audited Precision Drilling Trust’s (the “Trust”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Trust as of December 31, 2009 and 2008, and the related consolidated statements of earnings and retained earnings (deficit), comprehensive income (loss) and cash flow for each of the years in the three-year period ended December 31, 2009, and our report dated March 10, 2010 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Calgary, Alberta
March 10, 2010
PRECISION DRILLING TRUST 2009 ANNUAL REPORT      51

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS
As at December 31,

(Stated in thousands of Canadian dollars)		2009	2008

ASSETS
Current assets:
Cash		$130,799	$61,511
Accounts receivable	(Note 25)	283,899	601,753
Income tax recoverable		25,753	13,313
Inventory		9,008	8,652

		449,459	685,229
Income tax recoverable		64,579	58,055
Property, plant and equipment	(Note 4)	2,913,966	3,243,213
Intangibles	(Note 5)	3,156	5,676
Goodwill	(Note 6)	760,553	841,529

		$4,191,713	$4,833,702

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 25)	$128,376	$270,122
Distributions payable	(Note 8)	—	20,825
Current portion of long-term debt	(Note 10)	223	48,953

		128,599	339,900
Long-term liabilities	(Note 9)	26,693	30,951
Long-term debt	(Note 10)	748,725	1,368,349
Future income taxes	(Note 11)	703,195	770,623

		1,607,212	2,509,823

Commitments and contingencies	(Notes 17 and 26)
Subsequent event	(Notes 10 and 29)

Unitholders’ equity:
Unitholders’ capital	(Note 12(b))	2,770,708	2,355,590
Contributed surplus	(Note 12(d))	4,063	998
Retained earnings (deficit)		107,227	(48,068)
Accumulated other comprehensive income (loss)	(Note 13)	(297,497)	15,359

		2,584,501	2,323,879

		$4,191,713	$4,833,702

See accompanying notes to consolidated financial statements.
Approved by the Board of Trustees:

Robert J.S. Gibson Trustee	Patrick M. Murray Trustee
52     CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
Years ended December 31,

(Stated in thousands of Canadian dollars, except per unit amounts)		2009	2008	2007

Revenue		$1,197,446	$1,101,891	$1,009,201
Expenses:
Operating		692,243	598,181	516,094
General and administrative		98,202	67,174	56,032
Depreciation and amortization		138,000	83,829	71,604
Loss on asset decommissioning	(Note 4)	82,173	—	6,722
Foreign exchange		(122,846)	(2,041)	2,398
Finance charges	(Note 15)	147,401	14,174	7,318

Earnings from continuing operations before income taxes		162,273	340,574	349,033
Income taxes:	(Note 11)
Current		(14,901)	6,102	(737)
Future		15,471	31,742	6,950

		570	37,844	6,213

Earnings from continuing operations		161,703	302,730	342,820
Gain on disposal of discontinued operations, net of tax	(Note 28)	—	—	2,956

Net earnings		161,703	302,730	345,776
Deficit, beginning of year		(48,068)	(126,110)	(195,219)
Distributions declared	(Note 8)	(6,408)	(224,688)	(276,667)

Retained earnings (deficit), end of year		$107,227	$(48,068)	$(126,110)

Earnings per unit from continuing operations:	(Note 18)
Basic		$0.65	$2.23	$2.54
Diluted		$0.63	$2.23	$2.54

Net earnings per unit:	(Note 18)
Basic		$0.65	$2.23	$2.57
Diluted		$0.63	$2.23	$2.57

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31,

(Stated in thousands of Canadian dollars)		2009	2008	2007

Net earnings		$161,703	$302,730	$345,776
Unrealized gain (loss) on translation of assets and liabilities of
self-sustaining operations denominated in foreign currency	(Note 13)	(312,856)	11,222	—

Comprehensive income (loss)		$(151,153)	$313,952	$345,776

See accompanying notes to consolidated financial statements.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     53

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31,

(Stated in thousands of Canadian dollars)		2009	2008	2007

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations		$161,703	$302,730	$342,820
Adjustments and other items not involving cash:
Long-term compensation plans		3,310	2,163	(8,496)
Depreciation and amortization		138,000	83,829	71,604
Loss on asset decommissioning		82,173	—	6,722
Future income taxes		15,471	31,742	6,950
Unrealized foreign exchange		(113,649)	7,219	—
Amortization of debt issue costs and debt settlement	(Note 15)	43,893	798	—
Other		655	—	112
Changes in non-cash working capital balances	(Note 25)	173,173	(84,571)	64,403

		504,729	343,910	484,115

Investments:
Purchase of property, plant and equipment		(193,435)	(229,579)	(186,973)
Proceeds on sale of property, plant and equipment		15,978	10,440	5,767
Business acquisitions, net of cash acquired	(Note 20)	—	(768,392)	—
Changes in income tax recoverable		(6,524)	(55,148)	—
Proceeds on disposal of discontinued operations	(Note 28)	—	—	2,956
Purchase of intangibles		—	—	(33)
Changes in non-cash working capital balances	(Note 25)	(26,250)	22,583	(13,119)

		(210,231)	(1,020,096)	(191,402)

Financing:
Distributions paid	(Note 8)	(27,233)	(216,304)	(249,000)
Repayment of long-term debt		(974,271)	(179,826)	(99,700)
Debt issue costs		(21,628)	(160,098)	—
Increase in long-term debt		408,893	1,308,040	78,646
Issuance of Trust units, net of issue costs		413,223	—	—
Change in bank indebtedness		—	(14,115)	(22,659)

		(201,016)	737,697	(292,713)

Effect of exchange rate changes on cash and cash equivalents		(24,194)	—	—

Increase in cash and cash equivalents		69,288	61,511	—
Cash and cash equivalents, beginning of year		61,511	—	—

Cash and cash equivalents, end of year		$130,799	$61,511	$—

See accompanying notes to consolidated financial statements.
54     CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers and per unit amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Trust (the “Trust”) is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust dated September 22, 2005.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The Trust’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 21.
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. Significant estimates used in the preparation of the financial statements include, but are not limited to, depreciation of property, plant and equipment, valuation of long-lived assets and goodwill, allowance for doubtful accounts, accruals for employee based incentive plans, accruals for uninsured workers’ compensation and general liability claims and income taxes. Actual results could differ from these and other estimates, the impact of which would be recorded in future periods.
Certain of the prior period’s figures have been reclassified to conform to current year’s presentation.
(b) Principles of consolidation
The consolidated financial statements include the accounts of the Trust and all of its subsidiaries and partnerships substantially all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.
The Trust does not hold investments in any companies where it exerts significant influence and does not hold interests in any variable interest entities.
(c) Cash and cash equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.
(d) Inventory
Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.
(e) Property, plant and equipment
Property, plant and equipment are carried at cost, including costs of direct material and labour. Where costs are incurred to extend the useful life of property, plant and equipment or to upgrade its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     55

Property, plant, and equipment are depreciated as follows:

	Expected life	Salvage value	Basis of depreciation

Drilling rig equipment	5,000 utilization days	20%	unit-of-production
Drill pipe and drill collars	1,500 operating days	—	unit-of-production
Service rig equipment	24,000 service hours	20%	unit-of-production
Drilling rig spare equipment	15 years	—	straight-line
Service rig spare equipment	10 years	—	straight-line
Rental equipment	10 to 15 years	—	straight-line
Other equipment	3 to 10 years	—	straight-line
Light duty vehicles	4 years	—	straight-line
Heavy duty vehicles	7 to 10 years	—	straight-line
Buildings	10 to 20 years	—	straight-line

(f) Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets as follows:

Customer relationships	1 to 5 years

Patents	10 years
(g) Goodwill
Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Trust’s reporting segments that are expected to benefit from the business combination.

Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps.

In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
(h) Long-lived assets
On a periodic basis, management assesses the carrying value of long-lived assets for indications of impairment. Indications of impairment include an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Trust tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.
(i) Income taxes
The Trust and its subsidiaries follow the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using current or substantively enacted tax rates and laws expected to apply when these differences reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Future tax assets are recognized if it is considered more likely than not that the tax asset will be realized.
56     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Currently, income earned directly by Precision Drilling Limited Partnership (“PDLP”) is not subject to income taxes as its income is taxed directly to the PDLP partners. The Trust is a taxable entity under the Income Tax Act (Canada) and income earned is taxable only to the extent it is not distributed or distributable to its holders of Trust units and exchangeable LP units (together “unitholders”). In June 2007, the government of Canada’s Bill C-52 Budget Implementation Act, 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified income flow-through (“SIFT”) trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT factor. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006. The enacted SIFT tax had no significant impact on Precision’s future tax liability.
(j) Revenue recognition
The Trust’s services are generally sold based upon service orders or contracts with a customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Trust also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.
(k) Employee benefit plans
At December 31, 2009, approximately 42% (2008 — 43%) of the employees of the Trust’s subsidiaries were enrolled in defined contribution retirement plans.
Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.
(l) Long-term incentive plan
2010 is the final year of an annual long-term incentive plan (the “LTIP”) which compensates officers and other key employees through cash payments at the end of a three-year term. The compensation is comprised of two components, a retention award and a performance award. The retention award is a lump sum amount determined in equivalent notional Trust units at the date of commencement in the LTIP and is accrued and charged to earnings on a straight-line basis over the three-year term. The values of the notional Trust units are adjusted monthly based on the period-end trading price of Trust units and the resulting gains or losses are included in earnings. The performance components are based on the operational and financial targets as determined by the Compensation Committee of Precision and is accrued over the three-year term of the plans.
(m) Unit-based compensation plans
An equity settled deferred trust unit plan has been established whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred trust units. Under this plan, the number of deferred trust units are adjusted for cash distributions to unitholders declared prior to redemption by issuing additional trust units based on the weighted average trading price of Precision’s Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. Compensation expense is recognized based on the current trading price of the Trust units at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred trust units into Trust units, the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     57

A cash settled Performance Trust Unit incentive plan has been established for officers and other eligible employees. Under this plan notional performance trust units (“PTU”) are granted upon commencement in the plan and vest at the end of a three year term. The vested PTUs are automatically paid out in cash in the first quarter following vesting at a value determined by the fair market value of Trust units at December 31 of the vesting year and based on the number of PTUs held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined return on capital employed and unit price performance compared to a peer group over the three year period. The intrinsic value of the PTUs is accrued in accounts payable and charged to earnings on a straight-line basis over the three year term. This estimated value is adjusted monthly based on the period-end trading price of Trust units and an estimated performance factor with the resulting gains or losses included in earnings.
A cash settled Restricted Trust Unit incentive plan has been established for officers and other eligible employees. Under this plan notional restricted trust units (“RTU”) are granted upon commencement in the plan and vest annually over a three year term. The vested RTUs are automatically paid out in cash in the first quarter following vesting at a value determined by the fair market value of Trust units at December 31 of the vesting year and based on the number of RTUs held. The intrinsic value of the RTUs is accrued in accounts payable and charged to earnings on a straight-line basis over the three year term. This estimated value is adjusted monthly based on the period-end trading price of Trust units with the resulting gains or losses included in earnings.
A cash settled deferred trust unit plan has been established whereby eligible participants of Precision’s Performance Savings Plan could elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTU”). These notional units are adjusted for each cash distribution to unitholders by issuing additional DTUs based on the weighted average trading price of Precision’s Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The values of these DTUs are adjusted monthly based on the period-end trading price of Trust units and the resulting amount is included in accounts payable and accrued liabilities. Gains or losses resulting from these adjustments are charged to earnings.
A cash settled Deferred Signing Bonus Unit Plan has been established for the Chief Executive Officer. Under this plan deferred trust units are vested on the date of grant and are redeemable over a three-year period. These notional units are adjusted for each cash distribution to unitholders by issuing additional DTUs based on the weighted average trading price of Precision’s Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The values of these DTUs are adjusted monthly based on the period-end trading price of Trust units and the resulting amount that is redeemable in the current year is included in accounts payable and accrued liabilities and the remainder is included in long-term liabilities. Gains or losses resulting from these adjustments are charged to earnings.
A cash settled unit appreciation rights plan (“UAR”) has been established for certain eligible participants. This plan uses notional units that are valued based on the Trust’s unit price on the New York Stock Exchange. Compensation costs are accrued over the vesting periods when the market price of the trust units exceeds the strike price under the plan adjusted by unit distributions. The recorded liability is revalued at the end of each reporting period to reflect changes in the market price of the trust units with the net change recognized in earnings. When the UARs are exercised, the accrued liability is reduced. The accrued compensation cost for a UAR that is forfeited or cancelled is adjusted by decreasing the compensation cost in the period of forfeiture or cancellation.
A unit option plan has been established for certain eligible employees. Under this plan the fair value of unit purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense on a straight-line basis over the grant’s vesting period with an offsetting credit to contributed surplus. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to unitholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to unitholders’ capital.
58     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(n) Foreign currency translation
Accounts of the Trust’s integrated foreign operations are translated to Canadian dollars using average exchange rates for the month of the respective transaction for revenue and expenses. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.
Accounts of the Trust’s self-sustaining foreign operations are translated to Canadian dollars using average exchange rates for the month of the respective transaction for revenue and expenses. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other comprehensive income (loss) and accumulated other comprehensive income (loss) in unitholders’ equity.
Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.
Coinciding with the acquisition of Grey Wolf, Inc. (“Grey Wolf” — see Note 20) Precision determined its existing United States based contract drilling operations had changed from integrated to self-sustaining and accordingly prospectively changed its method of foreign currency translation for these operations.
(o) Exchangeable LP units
Exchangeable LP units are presented as equity of the Trust as their features make them economically equivalent to Trust units.
(p) Per unit amounts
Basic per unit amounts are calculated using the weighted average number of Trust units outstanding during the year. Diluted per unit amounts are calculated by using the treasury stock method for equity based compensation arrangements and the “if-converted” method for the convertible notes. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase Trust units at the average market price during the period. The weighted average number of units outstanding is then adjusted by the difference between the number of units issued from the exercise of equity based compensation arrangements and units repurchased from the related proceeds. Under the “if-converted” method, the after-tax effect of interest expense related to the convertible notes is added back to net earnings, and the convertible notes are assumed to have been converted to trust units at the beginning of the period and are added to the weighted average number of units outstanding.
(q) Financial instruments
Cash and cash equivalents are classified as “held for trading” and any change in fair value is recorded through net income.
Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Trust, the measured amount generally corresponds to historical cost.
Accounts payable and accrued liabilities, bank indebtedness, distributions payable, long-term debt and other long-term liabilities, except for the long-term incentive plans, are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Trust, the measured amount generally corresponds to historical cost.
Derivative financial instruments such as interest rate swaps and caps are recorded at estimated fair value with changes in fair value each period included in earnings.
Transaction costs incurred on the issuance of debt are classified with the related debt instrument. These costs are amortized using the effective interest rate method over the life of the related debt instrument.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     59

NOTE 3. CHANGES IN ACCOUNTING POLICIES
(a) 2009 changes
Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064), replacing Section 3062, goodwill and other intangible assets and Section 3450, research and development costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This new standard did not have a material impact on the Trust’s financial statements.

In June 2009 the CICA amended the accounting standards relating to the disclosure of financial instruments (Section 3862) to align Canadian standards with amendments issued by the International Accounting Standards Board. The amendment, which is effective for fiscal year ends ending after September 30, 2009, requires the disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. This amendment did not have a material impact on the disclosures in the Trust’s financial statements.
(b) 2008 changes
Effective January 1, 2008 the Trust adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. This new standard did not have a material impact on the Trust’s financial statements. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.
(c) Future accounting pronouncements
Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The conversion from Canadian GAAP to IFRS will be applicable to the Trust’s reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS. At this time, the Trust is not able to quantify the impact of conversion to IFRS on the financial statements.
In January 2009 the CICA issued new standards relating to business combinations (Section 1582), consolidated financial statements (Section 1601) and non-controlling interests (Section 1602). Section 1582 is harmonized with IFRS 3, “Business Combinations” and will require most assets acquired and liabilities assumed, including contingent liabilities to be measured at fair value and that all acquisition costs to be expensed. Section 1602 harmonizes Canadian GAAP with the requirements of International Accounting Standard 27, “Consolidated and Separate Financial Statements” and requires that non-controlling interests be recognized as a separate component of equity and that net earnings be calculated without a deduction for non-controlling interest. Section 1601 in combination with Section 1602 replaces the former consolidated financial statements standard (Section 1600) and establishes standards for the preparation of consolidated financial statements. These standards are effective January 1, 2011 with early adoption permitted. The Trust is currently evaluating the impact of these new sections on the consolidated financial statements.
60     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net Book
2009	Cost	Depreciation	Value

Rig equipment	$3,308,987	$612,826	$2,696,161
Rental equipment	87,410	47,357	40,053
Other equipment	112,862	78,403	34,459
Vehicles	82,658	36,032	46,626
Buildings	43,312	15,452	27,860
Assets under construction	49,641	—	49,641
Land	19,166	—	19,166

	$3,704,036	$790,070	$2,913,966

		Accumulated	Net Book
2008	Cost	Depreciation	Value

Rig equipment	$3,444,120	$548,380	$2,895,740
Rental equipment	89,433	44,240	45,193
Other equipment	122,795	76,841	45,954
Vehicles	86,260	30,817	55,443
Buildings	43,048	12,775	30,273
Assets under construction	151,003	—	151,003
Land	19,607	—	19,607

	$3,956,266	$713,053	$3,243,213

In 2009 the Trust incurred $82.2 million (2008 — $nil; 2007 — $6.7 million) as a loss associated with the reduction in the carrying amounts of assets decommissioned during the year. The assets were decommissioned due to the inefficient nature of the asset and the high cost to maintain. The charge was allocated $67.8 million (2008 — $nil; 2007 — $2.4 million) to the Contract Drilling Services segment and $14.4 million (2008 — $nil; 2007 — $4.3 million) to the Completion and Production Services segment.

NOTE 5. INTANGIBLES

		Accumulated	Net Book
2009	Cost	Amortization	Value

Customer relationships	$4,488	$1,464	$3,024
Patents	931	799	132

	$5,419	$2,263	$3,156

		Accumulated	Net Book
2008	Cost	Depreciation	Value

Customer relationships	$5,585	$134	$5,451
Patents	931	706	225

	$6,516	$840	$5,676

Amortization expense for the year ended December 31, 2009 was $2.0 million (2008 — $0.2 million).
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     61

NOTE 6. GOODWILL

Balance, December 31, 2007	$280,749
Acquisitions (Note 20)	557,165
Exchange adjustment	3,615

Balance, December 31, 2008	841,529
Exchange adjustment	(80,976)

Balance, December 31, 2009	$760,553

NOTE 7. BANK INDEBTEDNESS
At December 31, 2009, the Trust had available $25.0 million (2008 — $50.0 million) under a secured credit facility, of which no amounts had been drawn. Availability of this facility was reduced by outstanding letters of credit in the amount of $0.1 million (2008 — $35.4 million). The current facility is primarily secured by charges on substantially all present and future property of the Trust and its material subsidiaries. Advances under the facility are available at the banks’ prime lending rate, U.S. base rate, libor rate or Banker’s Acceptance plus, in each case, the applicable margin, or in combination.
NOTE 8. DISTRIBUTIONS
The beneficiaries of the Trust are the holders of Trust units and the partners of PDLP are the holders of exchangeable LP units of the Trust. The distributions made by the Trust to unitholders are determined by the Trustees. PDLP earns interest income from a promissory note issued by its subsidiary Precision Drilling Corporation at a rate which is determined by the terms of the promissory note. PDLP in substance paid distributions to holders of exchangeable LP units in amounts equal to the distributions paid to the holders of Trust units. All declared distributions were made to unitholders of record on the last business day of each calendar month.
The Declaration of Trust provides that an amount equal to the taxable income of the Trust not already paid to unitholders in the year will become payable on December 31 of each year such that the Trust will not be liable for ordinary income taxes for such year.
A summary of the distributions is as follows:

	2009	2008

Declared	$6,408	$224,688
Paid	$27,233	$216,304
Payable in cash at December 31	$—	$20,825
Payable in units at December 31	$—	$24,029

Included in the 2008 distributions declared was a special non-cash in-kind distribution of $24.0 million ($0.15 per unit). This special distribution was settled on January 15, 2009 through the issuance of units. Immediately following the issuance of these units, the Trust consolidated the units such that the number of Trust units and exchangeable LP units remained unchanged from the number outstanding prior to the special non-cash in-kind distribution.
On February 9, 2009 the Trust announced the suspension of cash distributions for an indefinite period for distributions to be paid after February 17, 2009.
62     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. LONG-TERM LIABILITIES

	2009	2008

Long-term incentive plans (Note 14)	$6,602	$7,489
Long-term workers compensation and other liabilities	20,091	23,462

	$26,693	$30,951

NOTE 10. LONG-TERM DEBT

	2009	2008

Secured facility:
Term Loan A	$288,887	$489,215
Term Loan B	422,097	489,840
Revolving credit facility	—	107,981
Unsecured senior notes	175,000	—
Unsecured facility	—	168,352
Unsecured convertible notes:
3.75% notes	—	168,413
Floating rate notes	—	152,801

	885,984	1,576,602
Less net unamortized debt issue costs	(137,036)	(159,300)

	748,948	1,417,302
Less current portion	(223)	(48,953)

	$748,725	$1,368,349

(a) Secured facility
During 2008 Precision established a Secured Facility (“Facility”) which provides senior secured financing through two Term Loan Facilities and includes a revolving credit facility. The Facility is primarily secured by charges on substantially all present and future property of the Trust and its material subsidiaries. The Trust and its material subsidiaries have also guaranteed the obligations of Precision under the Facility. The Facility requires the Trust comply with certain financial covenants including a leverage ratio of total debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (“EBITDA”) of less than 3:1; an interest coverage ratio of EBITDA to cash interest expense of greater than 3:1; and a fixed charge coverage ratio of EBITDA less cash distributions to scheduled principal repayments plus cash interest expense plus current tax expense plus upgrade capital expenditures of greater than 1:1 in 2009 and 2010 and 1.05:1 thereafter. As well, the Facility contains certain covenants that places limits on Trust distributions and limits the Trusts’ capital expenditures above an agreed base-case. At December 31, 2009 the Trust complied with the covenants of the credit facility.
During the fourth quarter of 2009 and January 2010 Precision successfully negotiated with lenders to amend certain covenants and terms contained in the loan Facility. These amendments included an increase in the leverage ratio test to 3.5:1 through December 31, 2011, a decrease in the interest coverage ratio test to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

The Secured Facility was not fully syndicated by the underwriting banks that funded borrowings by Precision at December 31, 2008. As a result these banks retained certain provisions that were available to facilitate syndication which could result in further increases in any or a combination of interest rates, original issue discounts or fees, all subject to certain market based indexing including the re-allocation of debt between the Term Loan A and Term Loan B and between the Term Loan A and B loans and the unsecured facility. On February 4, 2009, syndication was completed and the provisions noted above resulted in US$64.0 million ($78.5 million) being reallocated from the Term Loan A to the Term Loan B and a further US$5.0 million ($6.2 million) was reallocated on March 25, 2009. These re-tranches of debt between Term Loan A and Term Loan B facilities led to additional debt issue costs through original issue discounts of US$12.7 million ($15.2 million).
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     63

The Secured Facility requires mandatory prepayments upon the occurrence of certain events, including, the incurrence of debt, certain sales or other dispositions of assets and when cash flows exceed certain base-case projections. In addition to mandatory prepayments, the Trust has the option to prepay the loans under the Secured Facility generally without premium or penalty, other than customary “breakage” costs for Eurodollar rate loans.
The interest rate on loans under the Secured Facility that are denominated in U.S. dollars is, at the option of Precision, either a margin over an adjusted United States base rate (the “ABR rate”) or a margin over a Eurodollar (“libor”) rate. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate. Certain of the margins on the Revolving Credit Facility are subject to reduction based upon a leverage test and these margins range from 3% to 4% for Eurodollar and bankers acceptance loans and 2% to 3% for ABR and Canadian prime rate loans based on leverage ratios ranging from greater than 1.5:1 to 1:1. Under the terms of the Secured Facility Precision was required to enter into interest rate contracts if necessary, on or before June 23, 2009, to ensure that at least 50% of the aggregate amounts borrowed under the Secured and Unsecured Facilities are subject to fixed interest rates. During the second quarter of 2009 Precision entered into an interest rate swap arrangement to fix the libor rate at 1.7% on US$250 million of the Term A-1 facility (with scheduled reductions in the balance through September 2012) and paid US$2.1 million ($2.5 million) for a libor interest rate cap of 3.25% on US$350 million of the Term B Facilities (with scheduled reductions in the balance through December 2013). The net amount owing under the interest rate derivative contracts is settled quarterly. At December 31, 2009, the estimated fair value of the contracts was $2.9 million and the change in fair value of these interest rate derivative contracts of $0.4 million was included in financing charges.
At December 31, 2009 the Term Loan A Facility consists of a term loan A-1 facility denominated in U.S. dollars in the amount of US$257.5 million (2008 — US$381.1 million) and a term loan A-2 facility denominated in Canadian dollars in the amount of $19.3 million (2008 — $22.5 million). The Term Loan A Facility is repayable in quarterly installments in aggregate annual amounts equal to 5% of the original principal amounts (after re-tranches) of US$312.1 million and $22.5 million in 2009, 10% of the original principal amounts in each of the 2010 and 2011 and 15% of the original principal amounts in 2012 and 2013, with the balance payable on the final maturity date of December 23, 2013. During 2009 Precision made optional principal repayments of US$39.0 million on the term loan A-1 facility and $2.0 million on the term loan A-2 facility which substantially eliminates scheduled principal repayments in 2010. As of December 31, 2009, the Term Loan A Facility had an interest rate of approximately 5.6% (2008 — 6.3%) per annum, before amortization of original issue discounts and upfront fees.
At December 31, 2009 the Term Loan B Facility consists of a term loan B-1 facility denominated in U.S. dollars in the amount of US$314.3 million (2008 — US$325 million) and a term loan B-2 facility denominated in U.S. dollars in the amount of US$89 million (2008 — US$75 million). The Term Loan B Facility is repayable in quarterly installments in aggregate annual amounts equal to 5% of the original principal amount (after re-tranches) of US$469.0 million with the balance payable on the final maturity date of September 30, 2014. During 2009 Precision made optional principal repayments of US$42.2 million on the Term Loan B Facility which eliminates scheduled principal repayments in 2010. As of December 31, 2009, the Term Loan B Facility had an interest rate of approximately 9.7% (2008 — 9.6%) per annum, before amortization of original issue discounts and upfront fees.
The Revolving Credit Facility is available to Precision to finance working capital needs and for general corporate purposes up to a maximum of US$260 million. Under the Revolving Credit Facility amounts can be drawn in U.S. dollars and/or Canadian dollars and was undrawn as at December 31, 2009 (2008 — $108 million). Up to US$200 million of the Revolving Credit Facility is available for letters of credit denominated in United States and/or Canadian dollars and as at December 31, 2009 outstanding letters of credit amounted to US$28.0 million (2008 — nil). As of December 31, 2009, the Revolving Credit Facility had an interest rate of approximately 5.25% (2008 — 6.5%) per annum, before amortization of original issue discounts, upfront fees and commitment fees.
64     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) Unsecured senior notes
On April 22, 2009 the Trust completed a private placement of $175.0 million of Senior Unsecured Notes. These notes which bear interest at a fixed rate of 10% per annum, have an eight year term with one-third of the initial principal amount payable on the 6th, 7th and 8th anniversaries of the closing date of the private placement. These notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the Secured Facility. The terms of the notes contain customary negative and affirmative covenants and events of default. At December 31, 2009 the Trust complied with the terms of the note agreement.
Terms of the Senior Unsecured Notes also require Precision to use a specified percentage of excess cash flow to repay indebtedness under the Secured Facility in circumstances where the Trust’s consolidated debt to capitalization ratio (following the conversion of the Trust to a corporation) as at the last day of any fiscal year is in excess of 0.30 to 1.00, in addition to the prepayments from excess cash flow required to be made under the Secured Facility.
(c) Unsecured facility
In connection with the acquisition of Grey Wolf, Inc. (“Grey Wolf”) Precision established the Unsecured Facility which provided senior unsecured financing of up to US$400 million. The facility had been guaranteed by the Trust and each subsidiary of the Trust that had guaranteed the Secured Facility. Loans under the Unsecured Facility bore interest at a fixed rate per annum of 17% and were scheduled to mature on December 23, 2009, and, to the extent unpaid on that date, would be converted into term loans that would mature on December 23, 2016. Loans under the Unsecured Facility were subject to mandatory prepayments from the net cash proceeds from the issuance or sale of any equity securities by the Trust (subject to certain exceptions). During the second quarter of 2009 Precision fully repaid the facility.
(d) Unsecured convertible notes
The US$137.5 million principal amount of 3.75% Contingent Convertible Notes (“3.75% Notes”) due May 2023 bore interest at 3.75% per annum. These notes were convertible into Trust units, upon the occurrence of certain events, including a change of control, at a conversion price of US$15.27 per Trust unit, which is equal to a conversion rate of 65.4879 Trust units per US$1,000 principal amount of 3.75% Notes, subject to adjustment. The 3.75% Notes were general unsecured senior obligations and were fully and unconditionally guaranteed, on a joint and several basis, by all wholly-owned United States subsidiaries. The 3.75% Notes ranked equally with the Floating Rate Notes described below. During the first quarter of 2009, as a result of the Grey Wolf acquisition (which constitutes a change of control under the terms of the indenture governing the 3.75% Notes), Precision was required to provide holders of the 3.75% Notes with an offer to purchase all or a portion of their 3.75% Notes at 100% of the principal amount of the 3.75% Notes, plus accrued but unpaid interest to the date of purchase, payable in cash.
The US$124.8 million principal amount of Contingent Convertible Floating Rate Notes (“Floating Rate Notes”) due April 2024 bore interest at a per annum rate equal to 3-month libor, adjusted quarterly, minus a spread of 0.05% to a maximum limit rate of interest of 6%. The Floating Rate Notes were convertible into Trust units, upon the occurrence of certain events, including a change of control at a conversion price of US$15.41 per Trust unit, which is equal to a conversion rate of 64.8929 Trust units per US$1,000 principal amount of the Floating Rate Notes, subject to adjustment. The Floating Rate Notes were general unsecured senior obligations and were fully and unconditionally guaranteed, on a joint and several basis, by all wholly-owned United States subsidiaries. The Floating Rate Notes ranked equally with the 3.75% Notes. During the first quarter of 2009, as a result of the Grey Wolf acquisition (which constituted a change of control under the terms of the indenture governing the Floating Rate Notes), Precision was required to provide holders of the Floating Rate Notes with an offer to purchase all or a portion of their Floating Rate Notes at 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest to the date of purchase, payable in cash.
During the first quarter of 2009, holders of 3.75% Notes and Floating Rate Notes representing US$137.5 million and US$124.8 million, respectively, accepted the purchase offer described above and Precision purchased these Notes at the principal balance plus accrued interest on March 24, 2009.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     65

Mandatory principal repayments after 2009 are as follows:

2010	$223
2011	31,663
2012	76,917
2013	234,039
2014	368,142
Thereafter	175,000

NOTE 11. INCOME TAXES
The provision for income taxes differs from that which would be expected by applying Canadian statutory income tax rates as follows:

	2009	2008	2007

Earnings from continuing operations before income taxes	$162,273	$340,574	$349,033
Federal and provincial statutory rates	29%	30%	33%

Tax at statutory rates	$47,059	$102,172	$115,181
Adjusted for the effect of:
Non-deductible expenses	7,562	372	1,080
Non- taxable capital gains	(20,136)	—	—
Income taxed at lower rates	(30,983)	—	—
Income to be distributed to unitholders, not subject to tax in the Trust	(2,771)	(67,463)	(91,013)
Other	(161)	2,763	3,426

Income tax expense before tax rate reductions	570	37,844	28,674
Reduction of future income tax balances due to enacted tax rate reductions	—	—	(22,461)

Income tax expense	$570	$37,844	$6,213

Effective income tax rate before enacted tax rate reductions	0%	11%	8%

In 2007 the Canadian federal government enacted various reductions to corporate income tax rates, that when fully implemented will decrease the federal corporate income tax rate to 15% by 2012. The federal corporate surtax was eliminated in 2008. These and other provincial corporate income tax rate reductions have been reflected as a reduction of future tax expense.
The net future tax liability is comprised of the tax effect of the following temporary differences:

	2009	2008

Future income tax liability:
Property, plant and equipment and intangibles	$747,779	$783,945
Partnership deferrals	37,674	4,716
Other	14,296	—
Debt issue costs	—	3,352

	799,749	792,013

Future income tax assets:
Losses (expire from time to time up to 2029)	84,365	7,416
Debt issue costs	3,769	—
Long-term incentive plan	4,407	5,664
Other	4,013	8,310

Net future income tax liability	$703,195	$770,623

Included in the net future tax liability is $468.2 million (2008 — $560.9 million) of tax effected temporary differences related to the Trusts’ United States operations.
66      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. UNITHOLDERS’ CAPITAL
(a) Authorized — unlimited number of voting Trust units
  — unlimited number of voting exchangeable LP units
(b) Unitholders’ capital

Trust units	Number	Amount

Balance, December 31, 2006	125,536,329	$1,409,828
Issued on retraction of exchangeable LP units	51,590	574
Issued and consolidated pursuant to special distribution (Note 8)	—	30,141

Balance, December 31, 2007	125,587,919	1,440,543
Issued on the acquisition of Grey Wolf	34,435,724	889,085
Issued on retraction of exchangeable LP units	18,422	209
Issued and consolidated pursuant to special distribution (Note 8)	—	24,006

Balance, December 31, 2008	160,042,065	2,353,843
Issued for cash on February 18, 2009	46,000,000	217,281
Issued for cash pursuant to private placement	35,000,000	70,181
Issued upon exercise of rights on June 4, 2009	34,441,950	103,326
Issued on retraction of exchangeable LP units	32,763	377
Unit issue costs, net of related tax effect of $1.9 million	—	(10,489)

	275,516,778	2,734,519
Warrants issued pursuant to private placement	—	34,819

Balance, December 31, 2009	275,516,778	$2,769,338

Trust units are redeemable at the option of the holder, at which time all rights with respect to such units are cancelled. Upon redemption, the unitholder is entitled to receive a price per unit equal to the lesser of 90% of the average market price of the Trust’s units for the 10 trading days just prior to the date of redemption, and the closing market price of the Trust’s units on the date of redemption. The maximum value of units that can be redeemed for cash is $50,000 per month. Redemptions, if any, in excess of this amount are satisfied by issuing a note from PDC to the unitholder, payable over 15 years and bearing interest at a market rate set by the Board of Directors.

Exchangeable LP units	Number	Amount

Balance, December 31, 2006	221,595	$2,466
Redeemed on retraction of exchangeable LP units	(51,590)	(574)
Issued and consolidated pursuant to special distribution (Note 8)	—	41

Balance, December 31, 2007	170,005	1,933
Redeemed on retraction of exchangeable LP units	(18,422)	(209)
Issued and consolidated pursuant to special distribution (Note 8)	—	23

Balance, December 31, 2008	151,583	1,747
Redeemed on retraction of exchangeable LP units	(32,763)	(377)

Balance, December 31, 2009	118,820	$1,370

Exchangeable LP units have voting rights and have been exchangeable since May 7, 2006, for Trust units on a one-for-one basis at the option of the holder. Holders are entitled to distributions equal to those paid to holders of Trust units.

	2009		2008
Summary as at December 31,	Number	Amount	Number	Amount

Trust units	275,516,778	$2,769,338	160,042,065	$2,353,843
Exchangeable LP units	118,820	1,370	151,583	1,747

Unitholders’ capital	275,635,598	$2,770,708	160,193,648	$2,355,590

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     67

(c) Warrants
On April 22, 2009 the Trust issued 15,000,000 purchase warrants pursuant to a private placement. Each warrant is exercisable into a unit of the Trust at a price of $3.22 per trust unit for a period of five years from the date of issue. No warrants have been exercised as at December 31, 2009.
(d) Contributed surplus

Balance, December 31, 2007	$307
Unit based compensation expense (Note 14(c))	691

Balance, December 31, 2008	998
Unit based compensation expense (Notes 14(c) and 14(d))	3,065

Balance, December 31, 2009	$4,063

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, December 31, 2007	$—
Foreign currency translation adjustment upon change in translation methods	4,137
Unrealized foreign currency translation gains	11,222

Balance, December 31, 2008	15,359
Unrealized foreign currency translation losses	(312,856)

Balance, December 31, 2009	$(297,497)

NOTE 14. UNIT BASED COMPENSATION PLANS
(a) Officers and employees
During 2009 Precision introduced two new unit based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan. Under the Restricted Trust Unit incentive plan units granted to eligible employees vest annually over a three year term. Vested units are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the units as at December 31 of the vesting year. Under the Performance Trust Unit incentive plan units granted to eligible employees vest at the end of a three year term. Vested units are automatically paid out in cash in first quarter following the vested term at a value determined by the fair market value of the units at December 31 of the vesting year and based on the number of performance units held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined return on capital employed and unit price performance compared to a peer group over the three year period. As at December 31, 2009 $2.5 million is included in accounts payable and accrued liabilities and $4.6 million in long-term liabilities for the plans. Included in net earnings for the year ended December 31, 2009 is an expense of $7.1 million (2008 — $nil).
Notwithstanding that the Performance Savings Plan was replaced effective January 1, 2009 certain liabilities continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTUs”). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:
68     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Trust Units	Outstanding

Balance, December 31, 2007	76,729
Issued, including as a result of distributions	31,006
Redeemed on employee resignations and withdrawals	(24,300)

Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(48,675)

Balance, December 31, 2009	245,916

As at December 31, 2009 $1.9 million (2008 — $0.8 million) is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the year ended December 31, 2009 is an expense of $1.0 million (2008 — $0.4 million expense recovery; 2007 — $0.8 million expense recovery).
In conjunction with the acquisition of Grey Wolf (see Note 20) the Trust instituted a Unit Appreciation Rights (“UAR”) plan. Under the plan eligible participants were granted UARs that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is adjusted by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UARs vest over a period of 5 years and expire 10 years from the date of grant.

			Weighted
		Range of	Average
Unit Appreciation Rights	Outstanding	Exercise Price	Exercise Price	Exercisable

Outstanding at December 31, 2007	—	$—	$—	—
Granted	925,746	9.69 — 18.76	15.56

Outstanding at December 31, 2008	925,746	9.69 — 18.76	15.56	469,267
Forfeitures	(128,206)	9.69 — 18.19	16.02

Outstanding at December 31, 2009	797,540	$9.69 — 18.76	$15.48	607,168

	Total UARs Outstanding			Exercisable UARs
			Weighted
			Average
		Weighted	Remaining		Weighted
		Average	Contractual		Average
Range of Exercise Prices:	Number	Exercise Price	Life (Years)	Number	Exercise Price

$ 9.69 — 12.99	76,109	$9.70	4.24	76,109	$9.70
13.00 — 15.99	420,471	15.35	7.29	274,098	15.12
16.00 — 18.76	300,960	17.13	6.74	256,961	17.23

$ 9.69 — 18.76	797,540	$15.48	6.79	607,168	$15.33

No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at December 31, 2009 and 2008 as the intrinsic value of the awards was nil.
(b) Executive
In 2007 Precision instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption. The number of notional DTUs is adjusted for each cash distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at December 31, 2009 $0.5 million (2008 – $0.7 million) is included in accounts payable and accrued liabilities and $nil (2008 – $0.7 million) in long-term incentive plan payable for the 68,250 (2008 – 133,780) outstanding DTUs. Included in net earnings for the year ended December 31, 2009 is an expense recovery of $0.4 million (2008 – $21,000 expense; 2007 – $2.8 million expense).
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     69

(c) Non-management directors
The Trust has a deferred trust unit plan for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Cash distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director’s retirement. A summary of this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding

Balance, December 31, 2007	18,280
Granted	33,058
Issued as a result of distributions	3,205

Balance, December 31, 2008	54,543
Granted	234,142
Issued as a result of distributions	2,047

Balance, December 31, 2009	290,732

For the year ended December 31, 2009 the Trust expensed $1.3 million (2008 — $0.7 million; 2007 — $0.3 million) as unit based compensation, with a corresponding increase in contributed surplus.
(d) Option plan
During 2009 the Trust implemented a unit option plan under which a combined total of 11,103,253 options to purchase units are reserved to be granted to employees. Of the amount reserved, 1,929,200 options have been granted. Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options vest over a period of three years from the date of grant as employees render continuous service to the Trust and have a term of seven years.
A summary of the status of the equity incentive plan is presented below:

			Weighted
	Options	Range of	Average	Options
	Outstanding	Exercise Price	Exercise Price	Exercisable

Outstanding as at December 31, 2008
Granted	1,929,200	$5.18 — 7.35	$5.52	—
Forfeitures	(141,500)	$5.18 — 5.85	$5.23	—

Outstanding as at December 31, 2009	1,787,700	$5.18 — 7.35	$5.63	—

The per unit weighted average fair value of the unit options granted during 2009 was $2.57 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 56%. Included in net earnings for the year ended December 31, 2009 is an expense of $1.7 million.
NOTE 15. FINANCE CHARGES

	2009	2008	2007

Interest:
Long-term debt	$101,108	13,680	7,767
Other	2,883	151	106
Income	(483)	(455)	(555)
Amortization of debt issue costs	25,681	798	—
Accelerated amortization of debt issue costs from voluntary debt repayments	8,313	—	—
Loss on settlement of unsecured facility (Note 10)	9,899	—	—

	$147,401	$14,174	$7,318

70     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. EMPLOYEE BENEFIT PLANS
The Trust has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Trust matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2009 was $4.4 million (2008 – $5.7 million; 2007 – $5.3 million).
NOTE 17. COMMITMENTS
The Trust has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $27.7 million. Additionally, the Trust has commitments with a drilling rig manufacturer for the construction, or partial construction, of three drilling rigs in the amount of $33.0 million (US$31.5 million). Expected payments over the next five years are as follows:

2010	$11,034
2011	41,904
2012	2,938
2013	1,877
2014	1,313

Rent expense included in the statements of earnings is as follows:

2009	$6,937
2008	3,636
2007	3,838

NOTE 18. PER UNIT AMOUNTS
The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted net earnings per unit:

(Stated in thousands)	2009	2008	2007

Net earnings — basic	$161,703	$302,730	$345,776
Impact of assumed conversion of convertible debt, net of tax	1,229	164	—

Net earnings — diluted	$162,932	$302,894	$345,776

(Stated in thousands)	2009	2008	2007

Weighted average units outstanding — basic	243,748	126,507	125,758
Effect of rights offering	6,177	9,061	9,007

Weighted average units outstanding — basic	249,925	135,568	134,765
Effect of trust unit warrants	5,261	—	—
Effect of stock options and other equity compensation plans	181	33	2
Effect of convertible debt	3,896	372	—
Effect of rights offering	342	29	—

Weighted average units outstanding — diluted	259,605	136,002	134,767

Per unit amounts and the weighted average units outstanding — basic for prior years have been restated to reflect the effect of the 2009 rights offering.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     71

NOTE 19. SIGNIFICANT CUSTOMERS
During the years ended December 31, 2009, 2008 and 2007 one customer accounted for approximately 12% (2008 —13%; 2007 — 10%) of the Trust’s revenue and year end trade accounts receivable balance.
NOTE 20. BUSINESS ACQUISITIONS
Acquisitions have been accounted for by the purchase method with results of operations acquired included in the consolidated financial statements from the closing date of acquisition.
On December 23, 2008 Precision acquired all the issued and outstanding shares of Grey Wolf, Inc. Grey Wolf provided land based daywork and turnkey contract drilling services to the oil and gas industry in the United States and Mexico. The acquisition facilitated and accelerated Precision’s organic expansion into the United States market and provided a foundation for future international expansion. Intangible assets acquired relate to customer relationships. The Grey Wolf operations have been included in the Contract Drilling Services segment.
On July 31, 2008, Precision acquired six service rigs and related equipment from Rick’s Well Servicing Ltd. (“RWS”) a privately owned well servicing company based in Virden, Manitoba. The acquisition represented all of the operating assets of RWS and Precision will maintain and operate out of the RWS facility. The acquisition strengthened Precision’s product offering in south-eastern Saskatchewan and south-western Manitoba. Intangible assets acquired relate to customer lists. The operations of RWS have been included in the Completion and Production Services segment.
The details of these acquisitions are as follows:

	Grey Wolf	RWS	Total

Net assets at assigned values:
Working capital	$470,586 (1)	$19	$470,605
Property, plant and equipment	1,869,875	10,542	1,880,417
Intangible assets	4,428	1,128	5,556
Goodwill (no tax basis)	553,335	3,830	557,165
Long-term liabilities	(23,308)	—	(23,308)
Long-term debt	(319,115)	—	(319,115)
Future income taxes	(553,682)	—	(553,682)

	$2,002,119	$15,519	$2,017,638

Consideration:
Cash	$1,113,034	$15,519	$1,128,553
Trust units	889,085	—	889,085

	$2,002,119	$15,519	$2,017,638

(1) Working capital includes cash of $360,161
NOTE 21. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:
(a) Income taxes
On December 31, 2009 Precision had $48.7 million (2008 – $56.6 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as at December 31, 2009 is interest and penalties of $8.7 million (2008 – $9.6 million). Under FIN 48, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities.
72     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of unrecognized tax benefits

Year ended December 31,	2009	2008

Unrecognized tax benefits, beginning of year	$56,563	$44,407
Additions:
Prior year’s tax positions	2,514	2,822
Assumed on acquisition of Grey Wolf, Inc.	—	9,696
Reductions:
Prior year’s tax positions	(10,425)	(362)

Unrecognized tax benefits, end of year	$48,652	$56,563

It is anticipated that approximately $23.9 million (2008 - $9.0 million) of an unrecognized tax position that relates to prior year activities will be realized during the next 12 months and has been classified as a current liability. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.
There is no difference between the amounts recorded for tax exposures under Canadian and U.S. GAAP.
(b) Equity settled unit based compensation
As described in Note 14(c), the Trust has an equity settled unit based compensation plan for non-management directors. Trust units issued upon settlement of this plan are redeemable (see Note 21(d)) therefore under U.S. GAAP are accounted for as a liability based award. The liability is re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense.
As described in Note 14(d), the Trust has an equity settled unit option plan for employees. Trust units issued upon settlement of this plan are redeemable (see Note 21(d)) therefore under U.S. GAAP are accounted for as a liability based award. The liability is re-measured at fair value, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense.
Additional disclosures required by U.S. GAAP with respect to Precision’s equity settled unit based compensation plans are as follows:

	Trust Unit	Directors’
As at December 31, 2009	Options	DTUs

Number vested and expected to vest	1,698,315	290,732
Weighted average exercise price per unit (1)	$5.63	$—
Aggregate intrinsic value (2)	$3,425	$2,224
Weighted average remaining life (years)	6.3	—

	Trust Unit	Directors’
As at December 31, 2008	Options	DTUs

Number vested and expected to vest	—	54,543
Weighted average exercise price per unit (1)	$—	$—
Aggregate intrinsic value (2)	$—	$549
Weighted average remaining life (years)	—	—

(1) No proceeds are received upon exercise of Directors DTUs.
(2) Based on December 31 closing price for Precision’s Trust units on the Toronto Stock Exchange.
No Trust unit options were exercisable at December 31, 2009 and 2008 and all of the Directors’ DTUs were vested.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     73

(c) Cash settled unit based compensation
As described in Note 14(a), the Trust has a cash settled unit appreciation rights plan. Under Canadian GAAP this plan is treated as a liability based compensation plan and recorded at its intrinsic value. Under U.S. GAAP rights issued under this plan would be measured at their fair value, and re-measured at fair value at each reporting date with the change in the obligation charged as unit based compensation. None of the rights were exercised during 2009 and 2008. At December 31, 2008 and 2009 the fair value and intrinsic value of these rights were insignificant.
Additional disclosures required by U.S. GAAP with respect to the unit appreciation rights plan:

As at December 31, 2009	UARs

Number vested and expected to vest	757,663
Weighted average exercise price per unit	$15.48
Aggregate intrinsic value (1)	$—
Weighted average remaining life (years)	6.8

Number exercisable	607,168
Weighted average exercise price per unit	$15.33
Aggregate intrinsic value (1)	$—
Weighted average remaining life (years)	6.5

As at December 31, 2008	UARs

Number vested and expected to vest	879, 459
Weighted average exercise price per unit	$15.56
Aggregate intrinsic value (1)	$—
Weighted average remaining life (years)	7.8

Number exercisable	469,267
Weighted average exercise price per unit	$15.43
Aggregate intrinsic value (1)	$—
Weighted average remaining life (years)	7.4

(1)	Based on December 31 closing price for Precision’s Trust units on the Toronto Stock Exchange.
(d) Redemption of Trust units
Under the Declaration of Trust, Trust units are redeemable at any time on demand by the unitholder for cash and notes (see Note 12). Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ equity would be moved to temporary equity and recorded at an amount equal to the redemption value of the Trust units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable LP units. The redemption value of the Trust units and the exchangeable LP units is determined with respect to the trading value of the Trust units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes (increases and decreases) in the redemption value during a period results in a change to temporary equity and is charged to retained earnings.
(e) Debt issuance costs
Under U.S. GAAP debt issuance costs are recorded as a deferred charge and amortized over the term of the debt instrument. Canadian GAAP requires that such costs be presented as a reduction of the related debt, resulting in a $137.0 million reclassification from long-term debt to other noncurrent assets at December 31, 2009 (2008 — $159.3 million).
74     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(f) Goodwill
In 2000 the Trust adopted the asset and liability method of accounting for future income taxes without restatement of prior years. As a result, the Trust recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP requires the use of the asset and liability method which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. Prior to 2002 goodwill was amortized under Canadian and U.S. GAAP. As a result, $7.0 million of amortization was recorded on the additional goodwill in 2000 and 2001 under U.S. GAAP. In 2008 and 2009 the U.S. GAAP financial statements reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings.
(g) Business acquisitions
Supplemental pro forma disclosure is required under U.S. GAAP for significant business combinations occurring during the year. On December 23, 2008 Precision completed the business acquisition of Grey Wolf, with results of operations acquired included in the consolidated financial statements from this date.
The following unaudited pro forma information provides an indication of what the Trust’s results of operations might have been under U.S. GAAP, had the Grey Wolf acquisition taken place on January 1, 2008:

Pro Forma (unaudited)	2008	2007

Revenue	$2,038,828	$1,983,046
Net earnings	$289,892	$437,239
Net earnings per unit:
Basic	$1.81	$2.73
Diluted	$1.81	$2.73

(h) New accounting policies adopted
On January 1, 2009 Precision adopted new U.S. GAAP standards with respect to non-controlling interest in consolidated financial statements. The statement clarifies the classification of non-controlling interests in the financial statements and the accounting for and reporting of transactions between the reporting entity and the holders of the non-controlling interests. The adoption of this standard had no effect on the consolidated financial statements.
Beginning January 1, 2009 Precision adopted new U.S. GAAP standards with respect to business combinations. The statement requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value. In addition the new standard requires all business combinations be accounted for by applying the acquisition method and that all transaction costs be expensed as incurred. The adoption of this standard had no effect on the consolidated financial statements.
Effective January 1, 2009 Precision adopted new U.S. GAAP disclosure standards with respect to derivative instruments and hedging activities. This standard requires enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The standard increases convergence with IFRS, as it relates to disclosures of derivative instruments. The adoption of this standard had no significant effect on the consolidated financial statements.
(i) Fair value disclosure
On January 1, 2008, Precision adopted U.S. GAAP disclosure standards with respect to the classification of fair value measures into the fair value hierarchy except as it relates to the deferral for certain non-financial assets and liabilities. Precision adopted the provisions for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis on January 1, 2009.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     75

This U.S. GAAP standard defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, use of unobservable prices or inputs are used to estimate the current fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued.
The fair value disclosures required under U.S. GAAP are not significantly different than Canadian GAAP (see Note 23) except Canadian GAAP requires fair value disclosures for only certain financial assets and liabilities. In 2009, Precision recorded an impairment charge of $82.2 million on decommissioning certain assets. The estimated fair value of the decommissioned assets was based on level III inputs. An assessment was made of the condition, life expectancy and potential repair costs of useable components from these assets. Fair value was based on estimated replacement costs in both domestic and international markets for components of similar likeness, condition, age and remaining life.
The application of U.S. GAAP accounting principles would have the following impact on the consolidated financial statements:
Consolidated Statements of Earnings

Years ended December 31,	2009	2008	2007

Earnings from continuing operations under Canadian GAAP	$161,703	$302,730	$342,820
Adjustments under U.S. GAAP:
Equity-based compensation expense	(1,610)	183	35

Earnings from continuing operations under U.S. GAAP	160,093	302,913	342,855
Earnings from discontinued operations under Canadian and U.S. GAAP	—	—	2,956

Net earnings under U.S. GAAP	$160,093	$302,913	$345,811

Earnings from continuing operations per unit under U.S. GAAP:
Basic	$0.64	$2.23	$2.54
Diluted	$0.62	$2.23	$2.54
Net earnings per unit under U.S. GAAP:
Basic	$0.64	$2.23	$2.57
Diluted	$0.62	$2.23	$2.57

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31,	2009	2008	2007

Net earnings under U.S. GAAP	$160,093	$302,913	$345,811
Unrealized gain (loss) on translation of assets and liabilities of self-sustaining operations denominated in foreign currency	(312,856)	11,222	—

Comprehensive income (loss) under U.S. GAAP	$(152,763)	$314,135	$345,811

Consolidated Statements of Retained Earnings (Deficit)

Years ended December 31,	2009	2008	2007

Retained earnings (deficit) under U.S. GAAP, beginning of year	$1,060,802	$(350,898)	$(1,873,490)
Net earnings under U.S. GAAP	160,093	302,913	345,811
Distributions declared	(6,408)	(224,688)	(276,667)
Change in redemption value of temporary equity	(173,658)	1,333,475	1,453,448

Retained earnings (deficit) under U.S. GAAP, end of year	$1,040,829	$1,060,802	$(350,898)

76     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	2009		2008
As at December 31,	As reported	U.S. GAAP	As reported	U.S. GAAP

Current assets	$449,459	$449,459	$685,229	$685,229
Income taxes recoverable	64,579	64,579	58,055	58,055
Other long-term assets	—	137,036	—	159,300
Property, plant and equipment	2,913,966	2,913,966	3,243,213	3,243,213
Intangibles	3,156	3,156	5,676	5,676
Goodwill	760,553	823,582	841,529	904,558

	$4,191,713	$4,391,778	$4,833,702	$5,056,031

Current liabilities	$128,599	$158,482	$339,900	$349,780
Long-term liabilities	26,693	26,693	30,951	30,951
Long-term debt	748,725	885,761	1,368,349	1,527,649
Future income taxes	703,195	654,056	770,623	713,918
Other long-term liabilities	—	24,711	—	47,605
Temporary equity	—	1,898,743	—	1,309,967
Unitholders’ capital	2,770,708	—	2,355,590	—
Contributed surplus	4,063	—	998	—
Accumulated other comprehensive income (loss)	(297,497)	(297,497)	15,359	15,359
Retained earnings (deficit)	107,227	1,040,829	(48,068)	1,060,802

	$4,191,713	$4,391,778	$4,833,702	$5,056,031

NOTE 22. SEGMENTED INFORMATION
The Trust operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2009	Services	Services	and Other	Eliminations	Total

Revenue	$1,030,852	$176,422	$—	$(9,828)	$1,197,446
Segment profit (loss) (1)	210,784	10,934	(34,890)	—	186,828
Depreciation and amortization	118,889	17,186	1,925	—	138,000
Total assets	3,566,078	388,245	237,390	—	4,191,713
Goodwill	648,414	112,139	—	—	760,553
Capital expenditures	182,855	2,897	7,683	—	193,435

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2008	Services	Services	and Other	Eliminations	Total

Revenue	$809,317	$308,624	$—	$(16,050)	$1,101,891
Segment profit (loss) (1)	302,061	86,088	(35,442)	—	352,707
Depreciation and amortization	57,076	22,966	3,787	—	83,829
Total assets	4,289,517	448,697	95,488	—	4,833,702
Goodwill	729,390	112,139	—	—	841,529
Capital expenditures*	202,863	23,713	3,003	—	229,579

*	Excludes business acquisitions
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     77

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2007	Services	Services	and Other	Eliminations	Total

Revenue	$694,340	$327,471	$—	$(12,610)	$1,009,201
Segment profit (loss) (1)	286,231	100,609	(28,091)	—	358,749
Depreciation and amortization	40,660	27,159	3,785	—	71,604
Total assets	1,282,865	457,587	23,025	—	1,763,477
Goodwill	172,440	108,309	—	—	280,749
Capital expenditures	159,004	26,772	1,230	—	187,006

(1)	Segment profit (loss) is defined as revenue less operating, general and administrative, loss on asset decommissioning and depreciation and amortization. A reconciliation of segment profit (loss) to earnings from continuing operations before income taxes is as follows:

	2009	2008	2007

Total segment profit (loss)	$186,828	$352,707	$358,749
Add (deduct):
Foreign exchange	122,846	2,041	(2,398)
Finance charges	(147,401)	(14,174)	(7,318)

Earnings from continuing operations before income taxes	$162,273	$340,574	$349,033

The Trust’s operations are carried on in the following geographic locations:

				Inter-segment
2009	Canada	United States	International	Eliminations	Total

Revenue	$569,013	$608,109	$23,748	$(3,424)	$1,197,446
Total assets	1,639,046	2,498,909	53,758	—	4,191,713

				Inter-segment
2008	Canada	United States	International	Eliminations	Total

Revenue	$909,001	$189,796	$4,686	$(1,592)	$1,101,891
Total assets	1,741,462	3,033,378	58,862	—	4,833,702

				Inter-segment
2007	Canada	United States	International	Eliminations	Total

Revenue	$958,937	$51,082	$—	$(818)	$1,009,201
Total assets	1,651,920	108,683	2,874	—	1,763,477

NOTE 23. FINANCIAL INSTRUMENTS
(a) Fair value
The carrying value of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the secured credit facilities and the unsecured facility approximate their face value at December 31, 2009.
Financial assets and liabilities recorded at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels based on the amount of subjectivity associated with the inputs in the fair determination of these assets and liabilities are as follows:
Level I — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II — Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
78     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level III — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
The estimated fair value of the secured and unsecured credit facilities was estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums and considering the debt holders ability to demand redemption of the debt (level II inputs). The fair value of the interest rate swap and cap (see Note 10) are based on level II inputs. The estimated fair value is based on established interest rate curves and volatility rates.
The following table presents Precision’s fair value hierarchy for those financial assets and liabilities carried at fair value at December 31, 2009. There were no transfers between level I and level II during the year.

Fair Value Measurements at Reporting Date Using:
		Quoted Prices	Significant
		in Active	Other	Significant
	Carrying Amount	Markets for	Observable	Observable
	of Asset at	Identical Assets	Inputs	Inputs
Description	December 31, 2009	(Level I)	(Level II)	(Level III)

Interest rate swap	$2,378	$—	$2,378	$—
Interest rate cap	493	—	493	—

(b) Credit risk
Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Trust manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis as well as monitoring the amount and age of balances outstanding. In some instances the Trust will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear the Trust takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. The Trust views the credit risks on these amounts as normal for the industry. The Trust does not have any significant accounts receivable at December 31, 2009 that are past due and uncollectible.
As at December 31, 2009 the Trust’s allowance for doubtful accounts was $16.3 million (2008 — $6.2 million). Included in net earnings for the year ended December 31, 2009 is an expense of $12.0 million (2008 — $0.6 million) related to a provision for doubtful accounts.
(c) Interest rate risk
As at December 31, 2009 approximately 90% of Precision’s $886 million long-term debt balance is subject to fixed interest rates after taking into consideration interest rate derivatives entered into during the second quarter of 2009. As a result Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates. If interest rates applying to long-term debt during the year had been one percent or 100 basis points lower or higher, with all other variables held constant, earnings from continuing operations would have changed by approximately $2.6 million (2008 —$2.1 million), net of income tax. Applying a 100 basis points change in interest rates to the Trust’s long-term debt balance at December 31, 2009, with all other variables held constant, would impact earnings from continuing operations, on a go forward basis, by approximately $0.3 million.
(d) Foreign currency risk
The Trust is exposed to foreign currency fluctuations in relation to the working capital and long-term debt of its United States operations and certain long-term debt facilities of its Canadian operations. The Trust has no significant exposures to foreign currencies other than the U.S. dollar. The Trust monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from United States based operations.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     79

The following financial instruments were denominated in U.S. dollars at December 31, 2009:

	Canadian	U.S.
	Operations	Operations

Cash	$4,466	$35,491
Accounts receivable	2,368	127,992
Accounts payable and accrued liabilities	(1,735)	(58,093)
Long-term liabilities, excluding long-term incentive plans	—	(19,196)
Long-term debt, including current portion	(660,840)	—

Net foreign currency exposure	$(655,741)	$86,194

Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings	$6,557	$—

Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income	$—	$862

(e) Liquidity risk
Liquidity risk is the exposure of the Trust to the risk of not being able to meet its financial obligations as they become due. The Trust manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Trust’s financial liabilities as at December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total

Long-term debt	$223	$31,663	$76,917	$234,039	$368,142	$175,000	$885,984
Interest on long-term debt (1)	74,619	74,219	70,606	65,320	43,740	21,863	350,367
Commitments	11,034	41,904	2,938	1,877	1,313	1,562	60,628

Total	$85,876	$147,786	$150,461	$301,236	$413,195	$198,425	$1,296,979

(1)	Interest has been calculated based upon debt balances, interest rates and foreign exchange rates in effect as at December 31, 2009 and excludes amortization of long-term debt issue costs.
NOTE 24. CAPITAL MANAGEMENT
The Trust’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Trust seeks to maintain a balance between the level of long-term debt and unitholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. On a historical basis, the Trust has maintained a conservative ratio of long-term debt to long-term debt plus equity. The Grey Wolf acquisition in 2008 caused the Trust to increase these levels. As at December 31, 2009 and 2008 these ratios were as follows:

	2009	2008

Long-term debt	$748,725	$1,368,349
Unitholders’ equity	2,584,501	2,323,879

Total capitalization	$3,333,226	$3,692,228

Long-term debt to long-term debt plus equity ratio	0.22	0.37

The increase in long-term debt for Precision coincided with the severe contraction in global debt and equity markets. The limited availability of capital created a challenging economic environment at December 31, 2008 and during 2009 and Precision expects demand for its drilling and other oilfield services to remain at low to moderate levels in the short term.
Accordingly, Precision undertook a debt reduction plan to reduce long-term debt levels and strengthen its capital structure. Included in this management plan were initiatives to keep capital expenditures for the purchase of property, plant and equipment at efficient levels, limit and suspend cash distributions to unitholders and raise additional unitholder capital through the issuance of Trust units, as described in greater detail in Note 12.
80     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the second quarter of 2009, Precision pursued market opportunities to set in place permanent cost of debt terms associated with long-term debt facilities as outlined in Note 10.
As at December 31, 2009, management believes that Precision has sufficient liquidity as Precision has $130.8 million in cash and complete access to available debt facilities. The US$260 million Revolver in the Secured Facility remains undrawn except for US$28 million in outstanding letters of credit and, in addition, Precision has access to a $25 million operating facility.
Precision continues to focus on debt reduction and further strengthening of its capital structure. Subject to unitholder vote, Precision intends to convert its capital structure from an income trust to a traditional corporate structure during the second quarter of 2010 (see Note 29). The conversion is in response to legislated Canadian tax changes scheduled for January 1, 2011. In addition, the conversion aligns with Precision’s stated strategy to reduce debt and grow its energy service businesses in North America and international markets.
The Trust is bound by debt covenants that may limit the Trust’s ability to make distributions to unitholders and incur additional indebtedness as described in Note 10.
NOTE 25. SUPPLEMENTAL INFORMATION

	2009	2008	2007

Interest paid	$103,109	$13,394	$7,870
Income taxes paid	$23,697	$764	$4,307

Components of change in non-cash working capital balances:
Accounts receivable	$295,844	$(114,444)	$98,055
Inventory	(467)	603	(182)
Accounts payable and accrued liabilities	(133,419)	56,299	(49,338)
Income taxes	(15,035)	(4,446)	2,749

	$146,923	$(61,988)	$51,284

Pertaining to:
Operations	$173,173	$(84,571)	$64,403
Investments	$(26,250)	$22,583	$(13,119)

The components of accounts receivable are as follows:

	2009	2008

Trade	$185,144	$387,004
Accrued trade	67,918	178,946
Prepaids and other	30,837	35,803

	$283,899	$601,753

The components of accounts payable and accrued liabilities are as follows:

	2009	2008

Accounts payable	$53,546	$136,054
Accrued liabilities:
Payroll	35,926	78,143
Other	38,904	55,925

	$128,376	$270,122

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     81

NOTE 26. CONTINGENCIES AND COMMITMENTS
The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations which the Trust’s management believes to be correct. The Trust’s management also believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $400 million, including the estimated amount pertaining to the long-term income tax recoverable.
The Trust, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Trust is not determinable at this time, however, their ultimate resolution is not expected to have a material adverse effect on the Trust.
NOTE 27. GUARANTEES
The Trust has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Trust. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Trust’s obligations under them are not probable or estimable.
NOTE 28. DISCONTINUED OPERATIONS
In September 2007 the Trust received $3.0 million as partial settlement of an outstanding matter associated with a previous business divestiture. This amount was recorded as a gain on disposal of discontinued operations.
The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:

	2009	2008	2007

Net earnings of discontinued operations	$—	$—	$2,956
Items not affecting cash:
Gain on disposal of discontinued operations	—	—	(2,956)

Funds provided by discontinued operations	$—	$—	$—

NOTE 29. SUBSEQUENT EVENT
On February 12, 2010 the Trust announced its intention to convert to a corporation (the “Conversion”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta). The Trust anticipates seeking approval from unitholders in conjunction with its 2010 annual and special meeting of unitholders (the “Meeting”) and, if approved, is scheduled to complete the Conversion by May 31, 2010. To be implemented, the Conversion must be approved by not less than two-thirds of the votes cast by unitholders at the Meeting and customary court and regulatory approvals must be obtained.
82     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
SUPPLEMENTAL INFORMATION
UNIT TRADING SUMMARY — 2009
PRECISION DRILLING TRUST 2009 ANNUAL REPORT      83

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31,

(Stated in millions of Canadian dollars,
except per unit amounts)	2009	2008	2007	2006	2005

Revenue	$1,197.4	$1,101.9	$1,009.2	$1,437.6	$1,269.2
Expenses:
Operating	692.2	598.2	516.1	688.2	641.8
General and administrative	98.2	67.2	56.0	81.2	76.4
Reorganization costs	—	—	—	—	17.5

EBITDA	407.0	436.5	437.1	668.2	533.5
Depreciation and amortization	138.0	83.8	71.6	73.2	71.6
Loss on asset decommissioning	82.1	—	6.7	—	—

Operating earnings	186.9	352.7	358.8	595.0	461.9
Foreign exchange	(122.8)	(2.0)	2.4	(0.3)	(3.5)
Finance charges	147.4	14.1	7.4	8.0	29.3
Premium on redemption of bonds	—	—	—	—	71.9
Loss on disposal of short-term investments	—	—	—	—	71.0
Other	—	—	—	(0.4)	—

Earnings from continuing operations before income taxes	162.3	340.6	349.0	587.7	293.2
Income taxes	0.6	37.9	6.2	15.2	72.4

Earnings from continuing operations	161.7	302.7	342.8	572.5	220.8
Discontinued operations, net of tax	—	—	3.0	7.1	1,409.8

Net earnings	161.7	302.7	345.8	579.6	1,630.6
Retained earnings (deficit), beginning of year	(48.1)	(126.1)	(195.2)	(303.3)	1,041.7
Adjustment on cash purchase of employee stock options, net of tax	—	—	—	—	(42.1)
Reclassification from contributed surplus on cash buy-out of employee stock options	—	—	—	—	23.2
Distribution of disposal proceeds	—	—	—	—	(2,851.8)
Repurchase of common shares of dissenting shareholders	—	—	—	—	(34.4)
Distributions declared	(6.4)	(224.7)	(276.7)	(471.5)	(70.5)

Retained earnings (deficit), end of year	$107.2	$(48.1)	$(126.1)	$(195.2)	$(303.3)

Earnings per unit from continuing operations:
Basic	$0.65	$2.23	$2.54	$4.26	$1.67
Diluted	$0.63	$2.23	$2.54	$4.26	$1.64
Net earnings per unit:
Basic	$0.65	$2.23	$2.57	$4.31	$12.34
Diluted	$0.63	$2.23	$2.57	$4.31	$12.13

84      SUPPLEMENTAL INFORMATION

Precision Drilling Trust
ADDITIONAL SELECTED FINANCIAL INFORMATION

Years ended December 31,

(Stated in millions of Canadian dollars,
except per unit amounts)	2009	2008	2007	2006	2005

Return on sales — % (1)	13.5	27.5	34.0	39.8	17.4
Return on assets — % (2)	3.6	12.4	19.9	33.6	43.3
Return on equity — % (3)	6.2	19.6	27.0	49.4	66.1
Working capital	$320.9	$345.3	$140.4	$166.5	$152.8
Current ratio	3.5	2.0	2.1	1.81	1.43
PP&E and intangibles	$2,917.1	$3,248.9	$1,210.9	$1,108.0	$944.4
Total assets	$4,191.7	$4,833.7	$1,763.5	$1,761.2	$1,718.9
Long-term debt	$748.7	$1,368.3	$119.8	$140.9	$96.8
Unitholders’ equity	$2,584.5	$2,323.9	$1,316.7	$1,217.1	$1,074.6
Long-term debt to long-term debt plus equity	0.22	0.37	0.08	0.10	0.08
Interest coverage (4)	1.3	24.9	49.0	74.1	15.9
Net capital expenditures from continuing
operations excluding business acquisitions	$177.5	$219.1	$181.2	$233.7	$140.1
EBITDA	$407.0	$436.5	$437.1	$668.2	$533.5
EBITDA — % of revenue	34.0	39.6	43.3	46.5	42.0
Operating earnings	$186.9	$352.7	$358.8	$595.0	$461.9
Operating earnings — % of revenue	15.6	32.0	35.6	41.4	36.4
Cash flow from continuing operations	$504.7	$343.9	$484.1	$609.7	$206.0
Cash flow from continuing operations per unit
Basic	$2.02	$2.54	$3.59	$4.53	$1.56
Diluted	$1.94	$2.53	$3.59	$4.53	$1.53
Book value per unit (5)	$9.38	$14.51	$10.47	$9.68	$8.57
Price earnings ratio (6)	11.77	4.52	5.87	6.26	3.11
Basic weighted average units outstanding (000s)	249,925	135,568	134,765	134,537	132,135

(1)	Return on sales was calculated by dividing earnings from continuing operations by total revenues.

(2)	Return on assets was calculated by dividing net earnings by quarter average total assets.

(3)	Return on equity was calculated by dividing net earnings by quarter average total unitholders’ equity.

(4)	Interest coverage was calculated by dividing operating earnings by net interest expense.

(5)	Book value per unit was calculated by dividing unitholders’ equity by units outstanding.

(6)	Year end closing price from the TSX divided by basic earnings per unit.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT      85